PART IV: ITEM 15. FINANCIAL STATEMENT SCHEDULES AND EXHIBITS

EXHIBIT-4.8
Description of the Registrant’s Securities Registered under Section 12 of the Securities Exchange Act of 1934
Common Stock
The following summary of the common stock of First Merchants Corporation (the “Corporation”) is based on and qualified by the Corporation’s Articles of Incorporation and Bylaws. For a complete description of the terms and provisions of the Corporation’s capital stock, including its common stock, refer to the Corporation’s Articles of Incorporation and Bylaws, both of which are filed as exhibits to this Annual Report on Form 10-K.

Authorized Capital Shares

The total number of shares of common stock that the Corporation is authorized to issue is 100,000,000, all with no par value. The total number of shares of preferred stock that the Corporation is authorized to issue is 500,000, all with no par value. The outstanding shares of the Corporation’s common stock are fully paid and non-assessable. There are no shares of preferred stock currently outstanding.

Voting Rights

Each share of the Corporation’s common stock is entitled to one vote. Directors are elected by a plurality of the votes cast by the shares entitled to vote in an election at a shareholder’s meeting at which a quorum is present. Shareholders do not have a right to cumulate their votes for directors. The affirmative vote of a majority of the shares present and voting at a meeting of shareholders, in person or by proxy, is required for approval of all items submitted to the shareholders for consideration other than (i) the election of directors, as described above, which is based on a plurality of votes cast, (ii) certain amendments to the Corporation’s Articles of Incorporation, as described below under “Articles of Incorporation and Bylaw Amendments,” which require a greater percentage, and (iii) certain transactions involving one or more shareholders owning, directly or indirectly, not less than ten percent (10%) of the Corporation’s voting shares (see “Anti-Takeover Provisions” below) or a liquidation or dissolution of the Corporation or any of its material subsidiaries, which, in such cases, requires the affirmative vote of the holders of not less than three‑fourths (3/4) of the voting shares of the Corporation.

Dividend Rights

The holders of the Corporation’s common stock are entitled to dividends and other distributions when, as and if declared by the Board of Directors of the Corporation (the “Board”).

Generally, the Corporation may not pay a dividend if, after giving effect to the dividend:

•	the Corporation would not be able to pay its debts as they become due in the usual course of business; or

•	the Corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy preferential rights of shareholders payable upon dissolution.

The Corporation's principal source of funds for dividend payments to shareholders is dividends received from First Merchants Bank, the Corporation’s wholly-owned bank subsidiary. Banking regulations limit the maximum amount of dividends that a bank may pay without requesting prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to a bank’s retained net income (as defined in the regulations) for the current year plus those for the previous two years, subject to the capital requirements described above.

First Merchants Bank will ordinarily be restricted to paying dividends in a lesser amount to the Corporation than is legally permissible because of the need for banks to maintain adequate capital consistent with the capital adequacy guidelines promulgated by the banks’ principal federal regulatory authorities. If a bank’s capital levels are deemed inadequate by the regulatory authorities, payment of dividends to its parent holding company may be prohibited. First Merchants Bank is not currently subject to such a restriction.

Redemption

Under Indiana law, the Corporation may only redeem or acquire shares of its common stock with funds legally available therefor, and shares so acquired constitute authorized but unissued shares. The Corporation may not redeem or acquire its shares of common stock if, after such redemption, it would not be able to pay its debts as they become due. Additionally, the Corporation may not redeem its shares if its total assets would be less than the sum of its total liabilities plus preferential rights of shareholders payable upon dissolution.

Liquidation Rights

In the event of any liquidation or dissolution of the Corporation, its shareholders are entitled to receive pro rata, according to the number of shares held, any assets distributable to shareholders, subject to the payment of Corporation’s liabilities and any rights of creditors and holders of shares of Corporation’s preferred stock then outstanding.

Preemptive Rights

The Corporation’s Articles of Incorporation do not provide for preemptive rights for shareholders to subscribe for any new or additional shares of common stock.

PART IV: ITEM 15. FINANCIAL STATEMENT SCHEDULES AND EXHIBITS

Articles of Incorporation and Bylaw Amendments

Indiana law generally requires shareholder approval for most amendments to a corporation’s articles of incorporation by a majority of a quorum at a shareholder’s meeting (and, in certain cases, a majority of all shares held by any voting group entitled to vote). However, Indiana law permits a corporation in its articles of incorporation to specify a higher shareholder vote requirement for certain amendments. The Corporation’s Articles of Incorporation require (i) the affirmative vote of three‑fourths (3/4) of the outstanding shares of stock of the Corporation entitled to vote for an amendment to certain significant provisions of the Articles of Incorporation (see “Removal of Directors” and “Classification of the Board” below), and (ii) a majority of the Corporation’s outstanding shares for all other amendments.

Unless otherwise provided in the Bylaws or in the Articles of Incorporation, the Board, by a majority vote of the actual number of directors elected and qualified, may from time to time make, alter, amend or repeal the Bylaws.

Removal of Directors

The Corporation’s Articles of Incorporation and Bylaws provide that any director or all directors may be removed, with or without cause, at a meeting of shareholders upon the vote of the holders of not less than two-thirds (2/3) of the outstanding shares of capital stock entitled to vote on the election of directors. However, if two-thirds (2/3) of the entire Board recommends removal of a director to the shareholders, then such director may be removed by the affirmative vote of the holders of at least a majority of the outstanding shares of capital stock entitled to vote on the election of directors at a shareholders meeting. Amendment of these provisions of the Corporation’s Articles of Incorporation requires the affirmative vote of three‑fourths (3/4) of the outstanding shares of stock of the Corporation entitled to vote on such amendment. A two-thirds (2/3) vote of the entire Board is required to amend such provisions of the Corporation’s Bylaws.

Classification of the Board

The Corporation’s Articles of Incorporation and Bylaws provide that the directors of the Board shall be divided into three classes, with the number of directors in each class being as nearly equal as possible and the term for one class expiring at each annual meeting of shareholders (i.e., directors generally serve three-year staggered terms). The directors in each class are eligible for re-election to a new term by the shareholders at the annual meeting held in the year in which the term for their class expires. Amendment of these provisions of the Corporation’s Articles of Incorporation requires the affirmative vote of three‑fourths (3/4) of the outstanding shares of stock of the Corporation entitled to vote on such amendment. A two-thirds (2/3) vote of the entire Board is required to amend such provisions of the Corporation’s Bylaws.

Vacancies occurring between annual meetings caused by a director’s resignation, death or other incapacity, or by an increase in the number of directors, may be filled by a majority vote of the remaining members of the Board until the Corporation’s next annual meeting of shareholders.

As stated above, the Corporation’s shareholders do not have cumulative voting rights in the election of directors.

Anti-Takeover Provisions

The anti-takeover measures described below may have the effect of discouraging a person or other entity from acquiring control of the Corporation. These measures may have the effect of discouraging certain tender offers for shares of the Corporation’s common stock which might otherwise be made at premium prices or certain other acquisition transactions which might be viewed favorably by a significant number of shareholders.

Under Indiana law, any ten percent (10%) shareholder of an Indiana corporation, with a class of voting shares registered under Section 12 of the Securities Exchange Act of 1934, as amended, such as the Corporation, is prohibited for a period of five (5) years from completing a business combination with the corporation unless, prior to the acquisition of such ten percent (10%) interest, the Board approved either the acquisition of such interest or the proposed business combination. If such prior approval is not obtained, the corporation and a ten percent (10%) shareholder may not consummate a business combination unless all provisions of the articles of incorporation are complied with and either a majority of disinterested shareholders approve the transaction or all shareholders receive a price per share as determined by Indiana law. A corporation may specifically adopt application of the business combination provision in its articles of incorporation and obtain the protection provided by this provision.

An Indiana corporation may elect to remove itself from the protection provided by the Indiana business combination provision, but such an election remains ineffective for eighteen (18) months and does not apply to a combination with a shareholder who acquired a ten percent (10%) ownership position prior to the election. The Corporation has adopted the protection provided by the business combination provision of Indiana law.

In addition to the business combination provision, Indiana law contains a “control share acquisition” provision which, although different in structure from the business combination provision, may have a similar effect of discouraging or making more difficult a hostile takeover of an Indiana corporation. This provision also may have the effect of discouraging premium bids for outstanding shares.

Under this provision, unless otherwise provided in the corporation’s articles of incorporation or bylaws, if a shareholder acquires a certain amount of shares, approval of a majority of the disinterested shareholders must be obtained before the acquiring shareholder may vote the control shares. Under certain circumstances, the shares held by the acquirer may be redeemed by the corporation at the fair market value of the shares as determined by the control share acquisition provision. The Corporation is subject to the control share acquisition provision. The constitutional validity of the control share acquisition statute has been challenged in the past and has been upheld by the United States Supreme Court.

The control share acquisition provision does not apply to a plan of affiliation and merger if the corporation complies with the applicable merger provisions and is a party to the agreement of merger or plan of share exchange.

Listing

The Corporation’s common stock is listed for exchange on the Nasdaq Global Select Market under the symbol of “FRME.” As such, the holders of the Corporation’s common stock are generally not restricted on sales of their shares.